October 25, 2013

EDGAR FILING

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Calvert Impact Fund, Inc.
File Nos. 811-10045 and 333-44064
Post-Effective Amendment No. 37

Ladies and Gentlemen:

Pursuant to General Instruction C.3.(g) of Form N-1A under the Investment Company Act of 1940, as amended, and Rule 405 of Regulation S-T, transmitted herewith on behalf of the above-referenced Registrant is Post-Effective Amendment No. 37 to the Registrant’s currently effective Registration Statement.

The sole purpose of this filing is to submit exhibits containing risk/return summary information in interactive data format that is identical to the risk/return information filed as part of Post-Effective Amendment No. 36 on October 17, 2013.

If you have any questions or comments concerning the foregoing, please call me at 301-657-7045.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King
Assistant Vice President and
Associate General Counsel